EXHIBIT 3.06

AMENDMENT TO THE BYLAWS OF MARTEK BIOSCIENCES CORPORATION

Effective as of March 2, 2001

     Article V of the Bylaws of Martek Biosciences Corporation is amended to include the following Section 6 which shall read as follows:

“Section 6	Stock Option Matters and Other Security Issuances

Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, or a majority of outstanding shares entitled to vote acting by written consent, the Corporation shall not (i) grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the date of grant; (ii) reduce the exercise price of any stock option granted under any existing or future stock option plan; or (iii) sell or issue any security convertible, exercisable or exchangeable into shares of Common Stock, having a conversion exercise or exchange price which is subject to downward adjustment based on the market price of the Common Stock at the time of conversion, exercise or exchange of such security into Common Stock (other than pursuant to customary anti-dilution provisions).”

     Article VIII of the Bylaws of Martek Biosciences Corporation is amended to read in its entirety:

“ARTICLE VIII — AMENDMENTS

     Subject to the provisions of the Certificate of Incorporation, as amended, these Bylaws may be adopted, amended or repealed by a vote of a majority of the entire Board of Directors at any meeting or by the stockholders at any meeting, except that (a) Section 1 and 3 of Article II, and this Article VIII may not be altered, amended, or repealed except by the affirmative vote of at least eighty percent (80%) of the shares entitled to vote thereon or the affirmative vote of at least eighty percent (80%) of the members of the Board of Directors, and (b) Section 6 of Article V may not be altered, amended, or repealed except by the affirmative vote of at least fifty percent (50%) of the shares entitled to vote thereon.”

67